SC 13G
	   1

	UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C.  20549

	SCHEDULE 13G
(Amendment No. ___)

	Under the Securities Exchange Act of 1934


	CELLSTAR CORP
	(Name of Issuer)

	Common Stock
	(Title of Class of Securities)

	150925105
	(CUSIP Number)

	12/31/00
(Date of Event which Requires
Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

[X]  Rule 13d-1(b)
[ ]  Rule 13d-a(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 150925105	SCHEDULE 13G	Page 2 of 6



1	Name of Reporting Person

	Fuller & Thaler Asset Management, Inc.
	IRS Identification No. of Above Person	94-3176968

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		California

			5 Sole Voting Power

				2,745,700

NUMBER OF 		6 Shared Voting Power
SHARES
BENEFICIALLY		-0-
OWNED BY EACH
REPORTING		7	Sole Dispositive Power
PERSON WITH
				3,656,700

			8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting Person

	3,656,700

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	6.08%

12	Type of Reporting Person*

	CO, IA



CUSIP No. 150925105	SCHEDULE 13G	Page 3 of 6




1	Name of Reporting Person		Russell J. Fuller
	IRS Identification No. of Above Person	###-##-####

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

				5	Sole Voting Power

					2,745,700

	NUMBER OF		6	Shared Voting Power
	SHARES
	BENEFICIALLY		-0-
	OWNED BY EACH
	REPORTING		7	Sole Dispositive Power
	PERSON WITH
					3,656,700

				8	Shared Dispositive Power

					-0-

9	Aggregate Amount Beneficially Owned by each Reporting Person

	3,656,700

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	6.08%

12	Type of Reporting Person*

	IN




CUSIP No. 150925105	SCHEDULE 13G	Page 4 of 6


Item 1(a).	Name of Issuer.

	CELLSTAR CORP
Item 1(b).	Address of Issuer's Principal Executive Offices.

	1730 Briercroft Court
	Carrolton, TX 75006

Item 2(a).	Names of Persons Filing.

	Fuller & Thaler Asset Management, Inc., Russell J. Fuller

Item 2(b).	Address of Principal Business Office or, if none, Residence.

	The business address of Fuller & Thaler Asset Management, Inc., Russell J. Fuller is 411 Borel Avenue, Suite 402, San Mateo, CA 94402.

Item 2(c).	Citizenship.

	Fuller & Thaler Asset Management, Inc. is a California corporation, Russell J. Fuller is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities.

	Common stock

Item 2(e).	CUSIP Number.

	150925109

Item 3.	Type of Reporting Person.

	Fuller & Thaler Asset Management, Inc. is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. Russell J. Fuller is the President of Fuller & Thaler Asset Management, Inc.

Item 4.	Ownership.

	Reference is made hereby made to Items 5-9 and 11 of pages two (2), three (3) and four (4) of this Schedule G, which Items are incorporated by reference herein.






CUSIP No. 150925105	SCHEDULE 13G	Page 5 of 6


Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

	Fuller & Thaler Asset Management, Inc. have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. No account individually holds more than 5 percent of the outstanding Common Stock.

Item 7.	Identification and Classification of the Subsidiary which Acquired
	the Security Being Reported on by the Parent Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below, each of the undersigned certifies that, to the best of their respective knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.






CUSIP No. 150925105	SCHEDULE 13G	Page 6 of 6


Signature

	After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:

	Russell J. Fuller



	/s/ Russell J. Fuller
	________________________
	Russell J. Fuller



DATED:

	Fuller & Thaler Asset Management, Inc.


	/s/ Russell J. Fuller
	________________________
	By:	Russell J. Fuller
	Its:	President